June 2, 2005


VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Digital Recorders, Inc.
          Annual Report on Form 10-K for the year ended December 31, 2004 Filed April 1, 2005
          File No. 033-82870-A

Dear Mr. Spirgel:

     Digital Recorders, Inc. (the "Company") has received your letter dated May 24, 2005, concerning the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and filed April 1, 2005. We note you requested the Company respond to your comments within ten (10) business days or tell you when the Company would respond.

     The Audit Committee of the Company's Board of Directors is currently considering your comments and evaluating various alternatives in formulating an appropriate response. As a result, the Company is requesting additional time for its Audit Committee to fully consider the matter and formulate its response. The Company believes that it will be in a position to deliver a letter responding to your comments, together with any supplemental material the Company wishes you to consider, on or before Monday, June 20, 2005.

     If you have any questions or require additional information regarding this request for additional time to respond, please contact me at (214) 265-1202 or by facsimile at (214) 378-8437.

Sincerely,

/s/  DAVID N. PILOTTE

David N. Pilotte
Chief Financial Officer
Digital Recorders, Inc.